PRESS RELEASE

BROOKFIELD PROPERTIES CORPORATION TO HOLD CONFERENCE CALL & WEBCAST OF 2010 FIRST QUARTER FINANCIAL RESULTS
THURSDAY, MAY 6, 2010 AT 11AM (ET)
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Annual General & Special  Meeting for Shareholders May 5, 2010

NEW YORK, March 29, 2010 – Brookfield Properties Corporation (BPO: NYSE, TSX) announced today that its 2010 first quarter results will be released prior to the market open on Thursday, May 6, 2010.  Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on May 6 at 11:00 a.m. (ET).  Scheduled speakers are Ric Clark, chief executive officer; Steve Douglas, president; and Bryan Davis, chief financial officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldproperties.com, before the market open on May 6.

To participate in the conference call, please dial 877.409.7635, pass code 65318132, five minutes prior to the scheduled start of the call.  Live audio of the call will also be available via webcast at www.brookfieldproperties.com.

A replay of this call can be accessed through June 6, 2010 by dialing 800.642.1687, pass code 65318132.  A replay of the webcast, as well as a podcast download, will be available at www.brookfieldproperties.com for one year.

Annual General & Special Meeting

Brookfield Properties is hosting its Annual General & Special Meeting for shareholders at Bay Adelaide Centre, 333 Bay Street, Toronto on Wednesday, May 5, 2010 at 3:30 p.m. (ET). You may participate by live webcast on the company's website:   www.brookfieldproperties.com.

Annual Report

Brookfield Properties’ 2009 Annual Report is available for viewing and download on the company’s website:  www.brookfieldproperties.com.

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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 110 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact:  Melissa Coley, Vice President, Investor Relations and Communications
telephone: (212) 417–7215; email: melissa.coley@brookfieldproperties.com